18000762

SECU

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/16 (MM/DD/YY) AND ENDING 04/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Winston Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 WEST 47TH STREET
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN 212-840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NEIL RISCHALL, CPA
(Name – *if individual, state last, first, middle name*)

146 SPENCER STREET, SUITE 4014 (Address) BROOKLYN (City) NY (State) 11205 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 8 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OAC 8/8/18

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER-WINSTON SECURITIES CORP., as of APRIL 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

THEODORE G STRICKER
Notary Public - State of New York
NO. 01ST6347193
Qualified in Westchester County
My Commission Expires Aug 29, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER - WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2017

NEIL D. RISCHALL CPA

Certified Public Accountant

146 Spencer Street, Suite 4014

Brooklyn, New York 11205

Phone (718) 484-7954 Fax (718) 732-4504

Email: CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER - WINSTON SECURITIES CORP.
New York, New York

I have audited the accompanying financial statements of Spencer - Winston Securities Corp. (a New York Corporation), which comprise the statement of financial condition as of April 30, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer - Winston Securities Corp., as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

The supplemental information included with the focus report, the computation of net capital, is fairly stated in all material respects, in relation to the financial statements as a whole in conformity with auditing standards of the Public Company Accounting Oversight Board (United States).

NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, NY
June 19, 2017

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2017

ASSETS

Current Assets:		
Cash	$	448,159
Receivables from Brokers and Dealers		36,915
Securities Owned at Market Value		206,044
Due From Broker		392,291
Commission Advances		9,520
Prepaid Expenses		2,567
Total Current Assets		1,095,496
Property and Equipment (Net of Accumulated Depreciation $79,044)		2,898
Other Assets:		
Deferred Tax Asset		24,023
Security Deposits		35,021
Total Other Assets		59,044
TOTAL ASSETS	$	1,157,438

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	69,546
Total Current Liabilities		69,546
Total Liabilities		69,546
Stockholders' Equity:		
Common Stock – No Par Value: 40 Shares Authorized, Issued and Outstanding		400
Additional Paid in Capital		57,616
Retained Earnings		1,029,876
Total Stockholders' Equity		1,087,892
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,157,438

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDING APRIL 30, 2017

Revenues:	
Commission Income	$ 2,394,715
Interest and Dividend Income	226,087
Other Income	149,312
Trading Income	68,471
Total Revenues	2,838,585
Expenses:	
Communication and Data Service	37,819
Cost of Services	379,805
Depreciation	2,298
Employee Benefits	7,357
Occupancy Costs	136,361
Salaries Expense	570,686
Independent Contractor	1,624,902
Other Expenses	68,775
Total Expenses	2,828,003
Net Income Before Provision for Income Taxes	10,582
Provision for Income Taxes:	
Current Income Tax Expense	2,438
Deferred Income Tax Expense	6,784
Total Provision for Income Taxes	9,222
Net Income	$ 1,360

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING APRIL 30, 2017

	COMMON SHARES	STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance May 1, 2016	40	$ 400	$ 57,616	$ 1,028,516	$ 1,086,532
Net Income				1,360	1,360
Ending Balance April 30, 2017	40	$ 400	$ 57,616	$ 1,029,876	$ 1,087,892

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING APRIL 30, 2017

Cash Flows from Operating Activities:	
Net Income	$ 1,360
Adjustments to Reconcile Net Income to Net Cash	
Used in Operating Activities:	
Depreciation	2,298
Changes in Assets and Liabilities	
Receivables from Brokers and Deales	(3,228)
Securities Owned at Market Value	106,924
Due From Broker	(176,289)
Commission Advances	(3,320)
Prepaid Expenses	(79)
Deferred Tax Asset	6,784
Security Deposits	(6,330)
Accounts Payable and Accrued Expenses	(79,537)
Securities Sold Not Yet Purchased	(1,270)
Total Adjustments	(154,047)
Net Cash Used in Operating Activities	(152,687)
Net Decrease in Cash	(152,687)
Cash - Beginning of the Year	600,846
Cash - End of the Year	$ 448,159

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2017

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer - Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Hilltop Securities Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to, intangible assets and liabilities, depreciable lives, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Cash

Cash consists of a demand deposit account held at a major financial institution and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents

For purposes of the statement of cash flows the Company considers all short term investments purchased with a maturity of three months or less when purchased to be cash equivalents.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2017

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements which improve and extend the life of the asset are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains and losses on the disposition, if applicable, are reflected in earnings.

Furniture and fixtures are depreciated over the estimated useful life of the asset, between 5 and 7 years. Computer equipment is depreciated over the estimated useful life of the asset, 5 years.

Income Taxes

The Company files its tax returns for federal, state and city as a C Corporation. In the accompanying financial statements provisions have been provided for federal city and state income taxes.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and Fixtures	$ 16,754
Computer Equipment	65,188
Total Property and Equipment	81,942
Less: Accumulated Depreciation	(79,044)
Net Property and Equipment	$ 2,898

For the year ended April 30, 2017, depreciation expense was $2,298.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2017

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2017, the Company's net capital was approximately $980,414 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 7 to 1.

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment gains and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	-	$ 0
New York State	-	1,293
New York City Tax	-	1,145
		$ 2,438

NOTE 6 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non – contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors.

The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan, 10% of annual compensation subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

SPENCER - WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2017

NOTE 7 - COMMITMENTS

The Company conducts its operations in leased premises at two locations in New York City and one location in North Miami Beach, Florida, expiring at various dates to January 31, 2022. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Future minimum rental payments due as of April 30, 2017, are as follows:

For the Year Ending April 30,	
2018	$ 49,577
2019	43,584
2020	44,892
2021	46,239
2022	35,454
Total	$ 219,746

The Company records the actual rent payments rather than on a straight-line basis as required by accounting principles generally accepted in the United States of America. The difference is not material. For the year ended April 30, 2017, rent expense was $136,361.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through June 19, 2017, the date which the financial statements were available to be issued.

SPENCER - WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
FOR THE YEAR ENDING APRIL 30, 2017

ACCOUNT	PER UNAUDITED	PER AUDITED	DIFFERENCE	EXPLANATION
Cash	$ 448,159	$ 448,159	$ -	
Due from Broker	429,206	429,206	-	
Securities	206,044	206,044	-	
Fixed Assets	2,916	2,898	18	ADJUSTED DEPRECIATION TO SCHEDULE
Other Assets	82,585	71,131	11,454	CHANGE IN DEFERRED TAX ASSET AND PREPAID TAXES
Total Assets	1,168,909	1,157,438	11,472	
Accrued Expenses	68,171	69,546	(1,375)	ADDITIONAL ACCRUALS
Total Liabilities	68,171	69,546	(1,375)	
Common Stock	400	400	-	
Paid in Capital	57,616	57,616	-	
Retained Earnings	1,042,723	1,029,876	12,847	MARK TO MARKET ADJUSTMENT
Ownership Equity	1,100,739	1,087,892	12,847	
Non Allowable Assets	88,492	77,020	11,472	
Haircuts	30,458	30,458	-	
NET CAPITAL	$ 981,789	$ 980,414	$ 1,375	

See Independent Auditor's Report.

NEIL D. RISCHALL CPA
Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholders
Spencer - Winston Securities Corp.
New York, NY

In planning and performing my audit of the financial statements of SPENCER - WINSTON SECURITIES CORP. (the "Company"), for the year ended April 30, 2017, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling his responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2017, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, New York
June 19, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Spencer Winston Securities Corp. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 West 47th Street [20]
(No. and Street)

New York [21] NY [22] 10036 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): May 1, 2016 [24]

AND ENDING (MM/DD/YY): April 30, 2017 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Echman [30]

(Area Code) — Telephone No.: (212) 840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: / OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19th day of June 20 17
Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Rischall, Neil D. [70]

ADDRESS

146 Spencer Street, Suite 4014 [71]	Brooklyn [72]	NY [73]	11205 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/2017 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 448,159 [200]		$ 448,159 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	36,915 [295]		
B. Other	392,291 [300]	$ [550]	429,206 [810]
3. Receivable from non-customers	[355]	9,520 [600]	9,520 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	203,053 [424]		
E. Spot commodities	[430]		203,053 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	2,991 [610]	2,991 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	2,898 [680]	2,898 [920]
11. Other assets	[535]	61,611 [735]	61,611 [930]
12. TOTAL ASSETS	$ 1,080,418 [540]	$ 77,020 [740]	$ 1,157,438 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2017

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	69,546 [1205]	[1385]	69,546 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 69,546 [1230]	$ [1450]	$ 69,546 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		$ [1770]
22. Partnership (limited partners)	($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		400 [1792]
C. Additional paid-in capital		57,616 [1793]
D. Retained earnings		1,029,876 [1794]
E. Total		1,087,892 [1795]
F. Less capital stock in treasury		([1796])
24. TOTAL OWNERSHIP EQUITY		$ 1,087,892 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,157,438 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2017

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,087,892	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			1,087,892	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,087,892	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 77,020	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(77,020)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 1,010,872	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	30,458	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(30,458)	3740
10.	Net Capital			$ 980,414	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2017

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	4,632	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	880,414	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	973,459	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	69,546	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	69,456	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	7.1	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/16 [3932] to 04/30/17 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 2,394,715	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		68,471	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		375,399	3995
9. Total revenue		$ 2,838,585	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		120,000	4120
11. Other employee compensation and benefits		408,899	4115
12. Commissions paid to other broker-dealers		221,630	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		20,161	4195
15. Other expenses		2,066,535	4100
16. Total expenses		$ 2,837,225	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 1,360	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 1,360	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (25,127)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/16 to 04/30/17

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,086,532	4240
A. Net income (loss)			1,360	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 1,087,892	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -0-	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2017

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Hilltop Securities [4335] x [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
		Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

NEIL D. RISCHALL CPA

Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

SPENCER WINSTON SECURITIES CORP.
45 WEST 47TH STREET
NEW YORK, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from May 1, 2016 to April 30, 2017, which were agreed to by Spencer Winston Securities Corp and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Spencer Winston Securities Corp's compliance with the applicable instructions of the Transitional Assessment Reconciliation. Spencer Winston Securities Corp's management is for the Spencer Winston Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended April 30, 2017, with the amounts reported in Form SIPC-7T for the period from May 1, 2016 to April 30, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

NEIL RISCHALL
Certified Public Accountant

Brooklyn, NY
June 19, 2017

Spencer Winston Securities Corp.

Member FINRA/SIPC

June 19, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017

Dear Sir/Madame:

For the fiscal year ending April 30, 2017 Spencer Winston Securities Corp. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Spencer Winston Securities Corp. met the exemption provided above for the period ending April 30, 2017.

Sincerely,

Oscar Echman
Managing Member

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

June 19, 2017

To the Stockholders
Spencer Winston Securities Corp.

Gentlemen:

I have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year ended April 30, 2017, in which (1) Spencer Winston Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Spencer Winston Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: under paragraph (k)(2)(ii) of the respective rule. and (2) Spencer Winston Securities Corp. stated that Spencer Winston Securities Corp. met the identified exemption provisions throughout the most recent fiscal year. Spencer Winston Securities Corp. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer Winston Securities Corp. with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

NEIL D. RISCHALL,
Certified Public Accountant
Brooklyn, NY
June 19, 2017